UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                                ST. JOSEPH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   85231M 10 3
                                 (CUSIP Number)

                             AUGUST LAW GROUP, P.C.
                       19200 VON KARMAN AVENUE, SUITE 900
                                IRVINE, CA 92612
                                 (949) 752-7772
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2009
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 85231M 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Hong Kong Base Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong, China
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,450,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,450,000
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No. 85231M 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Miss Yvonne Chun Siu Fun
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong, China
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,450,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,450,000
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Item 1.
        (a)       Name of Issuer:
                  St. Joseph, Inc.

        (b)       Address of Issuer's Principal Executive Offices:
                  4870 S. Lewis, Suite 250
                  Tulsa, Oklahoma, 74105

Item 2.
        (a)       Name Of Person Filing:
                  This statement is jointly filed by and on behalf of Hong Kong Base Limited and Miss Yvonne Chun Siu Fun. Hong Kong Base Limited may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Hong Kong Base Limited. Miss Fun is the President and controlling shareholder of Hong Kong Base Limited. Miss Fun may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Hong Kong Base Limited. The Filing Persons have entered into a Joint Filing Agreement, dated as of March 4, 2009, a copy of which is filed with this
                  Schedule 13G/A as Exhibit 99.1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

        (b)       Address Of Principal Business Office Or, If None, Residence:
                  The address of the principal business office of each reporting person is Unit C, 26th Floor, CNT Tower, 338 Hennessey Road, Wanchai, Hong Kong, China.

        (c)       Citizenship:
                  Hong Kong Base Limited is a corporation existing under the laws of Hong Kong. Miss Yvonne Chun Siu Fun is a citizen of Hong Kong, China.

        (d)       Title of Class of Securities:
                  Common Stock

        (e)       CUSIP Number:
                  85231M 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(B), or 13d-2(B), check whether the person is filing as a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

         Not Applicable

Item 4.   Ownership:

As of February 16, 2009:

         (a)  Amount beneficially owned:

              Hong Kong Base Limited                 1,450,000 shares

              Miss Yvonne Chun Siu Fun               1,450,000 shares
                                                     This is comprised of
                                                     1,450,000 shares issued in
                                                     the name of Hong Kong Base
                                                     Limited.

         (b)  Percent of class:

              Hong Kong Base Limited                 13.9%

              Miss Yvonne Chun Siu Fun               13.9%
                                                     This is comprised of
                                                     1,450,000 shares issued in
                                                     the name of Hong Kong Base
                                                     Limited.

         (c)  Number of shares to which the person has:

              (i) Sole power to vote or to direct the vote:

                     Hong Kong Base Limited 1,450,000

                     Miss Yvonne Chun Siu Fun        1,450,000
                                                     This is comprised of
                                                     1,450,000 shares issued in
                                                     the name of Hong Kong Base
                                                     Limited.

              (ii) Shared power to vote or to direct the vote:

                     Hong Kong Base Limited          0 shares

                     Miss Yvonne Chun Siu Fun        0 shares

              (iii) Sole power to dispose or to direct the disposition of:

                     Hong Kong Base Limited          1,450,000

                     Miss Yvonne Chun Siu Fun        1,450,000
                                                     This is comprised of
                                                     1,450,000 shares issued in
                                                     the name of Hong Kong Base
                                                     Limited.


              (iv) Shared power to dispose or to direct the disposition of:

                     Hong Kong Base Limited          0 shares

                     Miss Yvonne Chun Siu Fun        0 shares

Miss Yvonne Chun Siu Fun does not own any shares directly. By virtue of Miss Yvonne Chun Siu Fun's position as the President and controlling shareholder of Hong Kong Base Limited, Miss Yvonne Chun Siu Fun may be deemed to have the shared power to vote or direct the vote of, and the shares power to dispose or direct the disposition of, the 1,450,000 shares as described above constituting 13.9% of the outstanding shares and, therefore, Miss Yvonne Chun Siu Fun may be deemed to be the beneficial owner of such shares. Miss Yvonne Chun Siu Fun disclaims beneficial ownership of such 1,450,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each of Hong Kong Base Limited and Miss Yvonne Chun Siu Fun certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2009


                                            Hong Kong Base Limited


                                            By:  /s/ Miss Yvonne Chun Siu Fun
                                                 -------------------------------
                                                     Miss Yvonne Chun Siu Fun
                                                     President


                                            Miss Yvonne Chun Siu Fun


                                            By:  /s/ Miss Yvonne Chun Siu Fun
                                                 -------------------------------
                                                     Miss Yvonne Chun Siu Fun
                                                     Controlling Shareholder of
                                                     Hong Kong Base Limited